# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vertical Data Inc., CIK 0002033264
CUSIP: 92490D105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1980 FESTIVAL PLAZA DRIVE SUITE 300, 1980 FESTIVAL PLAZA DRIVE SUITE 300, LAS VEGAS, Nevada (NV), 89135
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002145730-26-000001
Filed by CIK 0002145730

## Reporting persons
- Hamble International Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Barbados (C8); sole voting power 1,901,732; shared voting power 0; sole dispositive power 1,901,732; shared dispositive power 0; aggregate amount beneficially owned 1,901,732 (13.9% of the class)
  Comment: This amendment is being made to report the acquisition of an additional 1,732 common shares
- Koverko Trevor: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 1,901,732; shared voting power 0; sole dispositive power 1,901,732; shared dispositive power 0; aggregate amount beneficially owned 1,901,732 (13.9% of the class)
  Comment: Mr. Koverko beneficially holds his shares indirectly through Hamble International Inc. (as sole shareholder). This amendment is being made to report the acquisition of an additional 1,732 common shares

## Item 1. Issuer
Name of issuer: Vertical Data Inc.
Address of issuer's principal executive offices: 1980 FESTIVAL PLAZA DRIVE SUITE 300, 1980 FESTIVAL PLAZA DRIVE SUITE 300, LAS VEGAS, NEVADA, 89135.

## Item 2. Person Filing
Name of person filing:
Trevor Koverko (indirect ownership)

Hamble International Inc. (direct ownership)
Address of principal business office or, if none, residence:
C/O Trident Corporate Services (Barbados) Limited
Suite 1, Ground Floor
The Financial Services Centre, Bishop's Court Hill,
Saint Michaels, Barbados BB14004
Citizenship:
Trevor Koverko-Canada

Hamble International Inc.-Barbados (place of organization)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Trevor Koverko-1,901,732 (indirect ownership as sold shareholder of Hamble International Inc.)

Hamble International Inc.-1,901,732 (direct ownership)
Percent of class:
Trevor Koverko-13.9% (indirect ownership as sole shareholder of Hamble International Inc.)

Hamble International Inc.-13.9% (direct ownership)
Sole power to vote or to direct the vote:
Trevor Koverko-1,901,732 (indirect ownership as sold shareholder of Hamble International Inc.)

Hamble International Inc.-1,901,732 (direct ownership)
Sole power to dispose or to direct the disposition:
Trevor Koverko-1,901,732 (indirect ownership as sold shareholder of Hamble International Inc.)

Hamble International Inc.-1,901,732 (direct ownership)

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Hamble International Inc.: Trevor Koverko, Sole Shareholder (08/26/2026)
- Koverko Trevor: Lauren Hulvey, Executive Assisstant (08/26/2026)